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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: October 16, 2003
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream awarded five-year contract with Corporation Informatique des
Services Notariaux

 — Allstream IT Services web hosting and application support helps Quebec notaries manage their business via Internet —

TORONTO, ON (October 16, 2003) — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), formerly AT&T Canada, a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, today announced that it has successfully implemented an application support maintenance solution and will install an innovative web-hosting service for the Corporation informatique des services notariaux (CISN), a not-for-profit organization that manages business software applications for Quebec notaries.

As part of the multi-year agreement, Allstream IT Services will implement a web-based solution by which Quebec notaries can easily purchase CISN's innovative "notary suite" practice management software. The notary suite includes Para-Maître, which helps notaries handle typical office tasks such as managing client files, billing and accounting; and ExAct, an application designed to register on-line deeds with the Government of Quebec.

CISN holds exclusive rights to distribute these software products and Allstream will host the application so that notaries can access the software via a highly-secure website. Allstream's Montreal Solution Centre provides full application support and maintenance services, managing all business process, application functionality and technical support, network management and database administration.

In addition, Allstream operates a full customer call centre so that software users can have dedicated access to a team of customer service representatives, programmers, application instructors and field technicians.

"As their application service provider, Allstream is providing CISN with a highly-customized, flexible and integrated solution that will reduce their software maintenance costs," said David Hall, President, Allstream IT Services. "We're happy to help CISN bring high-speed, easy-to-use and reliable access to notaries so they can capitalize on the Internet to manage their practices efficiently."

"We chose Allstream because they have the capability to fully support the needs of CISN and our software end-users throughout the province," said Robert Gagnon, President of CISN. "Allsteam also has a world-class network and proven expertise on the latest Oracle technologies enabling them to serve as our single supplier to support, enhance and market our software applications today and in the future."

Allstream recently became the first Canadian company to attain the coveted designation of Oracle® Certified E-Business Advantage Partner by demonstrating its in-depth knowledge of Oracle's suite of E-business products, databases and reporting tools for more than 16 years.

In addition to maintaining the Para-Maître and ExAct software applications and supporting end-users for CISN, Allstream has received exclusive rights of use from CISN to market these applications world-wide and adapt the notary suite products for use in other countries where the Civil Code is used.

Allstream's IT Services division — which offers enterprise resource planning, enterprise solutions and integration, and application outsourcing services — creates seamless electronic connections to help customers enhance their business performance. For more information, visit the Company's website at www.allstream.com

About Allstream

        Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.Aand ALR.B and the NASDAQ Nationa l Market system under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the Company.

About CISN

        The Corporation informatique des services notariaux (CISN) is a not-for-profit organization founded by the Quebec Chamber of Notaries, the highest authority for the notary profession in Quebec. CISN manages the rights to two exclusive software applications that address the business needs of Quebec notaries, legal professionals who serve the public in all areas of legal activity including real property law, corporate law, and jus personarum. The software applications are Para-Maître, which assists notaries in managing their business operations including client management, resource allocation, trust accounting and billing; and ExAct, an application designed to register on-line deeds with the Government of Quebec.

Note to Allstream Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For additional information, please contact:
Media
Allstream:
May Chong, 416-345-2342, may.chong@allstream.com

CISN:
François Forget, notary, 514-374-4303, fforget@jurisconseil.com

Investors and Analysts:
Allstream:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES
Allstream awarded five-year contract with Corporation Informatique des Services Notariaux